                                                                     EXHIBIT 4.6

PERSONAL

Andrew Carr
President
Amersham Biosciences

20 February 2003

Dear Andrew

I am pleased to confirm that the Remuneration Committee has approved an increase in your salary to $618,000 per annum with effect from 1 April 2003. Additionally, in respect of the 2002 Bonus Scheme, the combination of performance against financial targets and your personal objectives has produced a bonus of $137,400.

I am also pleased to confirm your award of share options today with a nominal value of approximately $1,200,000. The performance conditions will be similar to those adopted last year.

With best wishes.

Yours sincerely

SIR WILLIAM CASTELL
CHIEF EXECUTIVE